Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016

Net income	$246,619	$154,634	$629,996	$421,214

Preferred Stock dividend requirements	(24,539)	(27,118)	(48,808)	(54,236)

Net income attributable to common stockholders	$222,080	$127,516	$581,188	$366,978

Basic weighted average number of common shares outstanding	18,276,189	17,657,516	18,043,671	17,643,936

Preferred Stock Common Share Equivalents	-	-	-	-

Dilutive Stock Options outstanding for the Period	232,446	180,704	186,768	176,227

Dilutive Warrants outstanding for the Period	413,653	439,115	461,474	430,721

Diluted Weighted average number of common and equivalent shares outstanding	18,922,288	18,277,335	18,691,913	18,250,885

Basic and Diluted Net income per common share	$0.01	$0.01	$0.03	$0.02